Baker & McKenzie Abogados, S.C.

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11040 México, D.F.

Tel: +52 55 5279 2900

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b&m.comunicacion@bakermckenzie.com

www.bakermckenzie.com/mexico

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January 10, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Katherine Bagley

Re:	Betterware de Mexico, S.A. de C.V. Amendment No. 3 to Registration Statement on Form F-4 Filed January 7, 2020 File No. 333-233982

Dear Ms. Bagley:

On behalf of Betterware de Mexico, S.A. de C.V. (the “Company”), we are hereby responding to the letter, dated January 9, 2020 (the “Comment Letter”), from the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) filed on January 7, 2020. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with the Commission, today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. Unless otherwise indicated, page references in the description of the Staff’s comment refer to Amendment No. 3, and page references in the Company’s response refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 3 to Registration Statement on Form F-4 filed January 7, 2020

Recent Developments Related to Betterware

Launch of web app platform, page 26

1.	We note your response to comment 2, and your amended disclosure that "Betterware will deliver goods through its distribution network by connecting clients that want to purchase products directly through the web app platform to Betterware's distribution network via the globalization of the potential clients and the distribution network." It is unclear from this statement how the web app platform connects the consumer directly with Betterware's network of distributors. Please amend your filing to explain how the app connects consumers to the distribution network. For example, disclose whether all distributors have access to the app, and the mechanism by which Betterware determines how and through which distributors it will deliver goods purchased by consumers.

Response: In response to the Staff’s comment, the Company has removed disclosure regarding the web app platform from Amendment No. 4.

Baker & McKenzie Abogados, S.C. is a member of Baker & McKenzie International, a Swiss Verein.

United States Securities and Exchange Commission Division of Corporation Finance January 10, 2020 Page 2

*        *        *

Please do not hesitate to contact the undersigned at +52(55)5279-2908 or, in his absence, Lorenzo Ruiz de Velasco B. at +52(55)5279-2942 should you have any questions regarding Amendment No. 4 or the above responses.

Sincerely yours,

Baker & McKenzie Abogados, S.C.

/s/ Reynaldo Vizcarra Méndez
Reynaldo Vizcarra Méndez

cc:	Betterware de Mexico, S.A. de C.V.

DD3 Acquisition Corp.

Alan I. Annex, Esq.